UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Entegris, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29362U104 (CUSIP Number)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29362U104	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Entegris, Inc. Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

The Entegris, Inc. Employee Stock Ownership Plan shall be construed according to the laws of the State of Minnesota, except to the extent that such laws have been specifically preempted by ERISA or other federal legislation.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 6,191,953 7 SOLE DISPOSITIVE POWER 6,191,953 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,953
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.39%
12	TYPE OF REPORTING PERSON* EP

*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer:

Entegris, Inc.

	(b)	Address of Issuer’s Principal Executive Office:

3500 Lyman Boulevard Chaska, MN 55318

Item 2.	(a)	Name of Person Filing:

Entegris, Inc. Employee Stock Ownership Plan

	(b)	Address of Principal Business Office:

c/o Patrick DeCraene GreatBanc Trust Company 1301 W. 22nd Street, Suite 800 Oak Brook, Illinois 60523

	(c)	Citizenship:

Not applicable.

	(d)	Title of Class of Securities:

Common Stock, $.01 par value

	(e)	CUSIP Number:

29362U104

Item 3.

	(a) - (e)	Not Applicable.

	(f)	☒ Employee Benefit Plan, Pension Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

	(g) - (h)	Not applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned as of December 31, 2004: 6,191,953

	(b)	Percent of Class: 8.39%

	(c)	Number of Shares as to Which Such Person Has:

		(i)	sole power to vote or direct the vote: 0

		(ii)	shared power to vote or direct the vote: 6,191,953

		(iii)	sole power to dispose or direct the disposition of: 6,191,953

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Not Applicable.

Item 6.	The reporting person is trustee (ATrustee@) for the Entegris, Inc. Employee Stock Ownership Plan (AESOP@). As Trustee, the reporting person is deemed to beneficially own the shares listed in response to Item 4(a), which represent shares of Common Stock held by the ESOP. As Trustee, the reporting person has the right to receive, and the power to direct the receipt of, dividends from the shares.

Item 7-10.	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

ENTEGRIS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

BY:	GreatBanc Trust Company, solely in
its capacity as Trustee

By:	/s/ Patrick DeCraene
Patrick DeCraene

Its:	Vice President